Exhibit 99.1

CST Trust Company
320 Bay Street, 3rd floor Toronto, ON M5A 4A6 Tel: 416.682.3888 Fax: 1.877.715.0494 www.canstockta.com
Global Resources • Local Service • Customized Solutions

April 21, 2015	Amended

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE: Algonquin Power & Utilities Corp.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	June 30, 2015

Record date for notice:	May 19, 2015

Record date for voting:	May 19, 2015

Beneficial ownership determination date:	May 19, 2015

Securities entitled to notice:	Common

144 A Common

Securities entitled to vote:	Common

144 A Common

Issuer mailing directly to non objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Yours very truly,

Zubair Khalid

Associate Manager, Trust Central Services